Filed pursuant to
                                                                  Rule 424(b)(3)
                                                           File Number 333-82870


Prospectus Supplement
(To Prospectus dated February 28, 2002, as supplemented by the Prospectus Supplements dated April 1, 2002, April 10, 2002, April 17, 2002, May 1, 2002, May 2, 2002 and May 21, 2002)

Second Quarter 2002 Financial Results and Restatement of Fiscal Year 2001 and First Quarter 2002 Financial Statements

     In August 2002, VINA announced its financial results for the three months ended June 30, 2002, and its intention to restate fiscal year 2001 and first quarter 2002 financial statements.

Second Quarter Results

     Revenue for the second quarter of 2002 was $6.6 million, compared with revenue of $11.9 million for the second quarter of 2001. Revenue for the first six months of 2002 was $13.1 million (taking into account the restatement described below), compared with revenue of $22.9 million for the first six months of 2001.

     Net loss for the second quarter of 2002 was $5.5 million, or $0.09 loss per share. Net loss for the second quarter of 2001 was $12.0 million, or $0.34 loss per share. After the restatement described below, net loss for the six months ended June 30, 2002 was $46.6 million or $0.76 per share, compared with a net loss of $30.6 million or $0.89 per share for the six months ended June 30, 2001.

Restatement of 2001 and First Quarter 2002 Financial Statements

     VINA also announced that it would restate 2001 and first quarter 2002 financial statements because a product shipment in late December 2001 lacked a component required by the customer and therefore did not meet VINA's criteria for recognition of revenue upon shipment. The product was delivered with the missing component and payment was received from the customer during the first quarter of 2002. The amount of revenue involved was approximately $1.5 million. In addition, VINA independently discovered a $256,000 data entry error related to a fourth quarter 2001 transaction. This adjustment had previously been recorded in the first quarter 2002 financial results. This data entry error will be corrected in the restatement and will result in a decrease in fourth quarter 2001 revenue and a corresponding increase in first quarter 2002 revenue.

     As a result of the restatement, VINA's revenue for the fourth quarter of 2001 was $9.0 million, compared with previously reported revenue of $10.8 million. Fourth quarter 2001 net loss was $10.8 million, or $0.25 net loss per share, compared with a previously reported net loss of $10.1 million or $0.23 loss per share. For 2001, VINA's restated revenue was $45.1 million and its restated net loss was $48.6 million, or $1.31 loss per share. This compares to previously reported 2001 revenue of $46.9 million, and net loss was $47.9 million,or $1.29 loss per share.

     VINA's restated revenue for the first quarter of 2002 was $6.4 million, compared with previously reported first quarter revenue of $4.7 million. First quarter 2002 restated net loss was $41.1 million or $0.67 per share, compared with a previously reported net loss of $41.8 million or $0.68 per share.

     VINA will file the following documents as soon as practical: amendment to its form 10-K for fiscal 2001, amendment to its Form 10-Q for Q1 2002 and its Form 10-Q for Q2 2002.




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






VINA Technologies, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
(UNAUDITED)




                                                  Three Months Ended      Six Months Ended
                                                       June 30,                 June 30,
                                                -----------------------------------------------
                                                                            (As restated)

                                                    2002        2001       2002        2001
                                                    ----        ----       ----        ----


Net revenue (1) ..............................   $  6,624    $ 11,882    $ 13,063    $ 22,911

Cost of revenue ..............................      4,161       7,070      10,286      15,316
                                                 --------------------------------------------
Gross profit .................................      2,463       4,812       2,777       7,595
                                                 --------------------------------------------

Costs and expenses:

  Research and development ...................      3,762       4,839       9,185       9,544

  Selling, general and administrative (1) ....      4,015       6,295       8,818      12,806

  Stock-based compensation (2) ...............     (1,503)      3,482         150       8,326

  Purchased process technology ...............         --          --          --       5,081

  Amortization of intangible assets ..........        180       2,574         504       3,404

  Impairment of goodwill and intangible assets         --          --      29,276          --

  Restructuring expenses .....................      1,575          --       1,575          --
                                                 --------------------------------------------


Total costs and expenses .....................      8,029      17,190      49,508      39,161
                                                 --------------------------------------------

Loss from operations .........................     (5,566)    (12,378)    (46,731)    (31,566)

  Other income, net ..........................         84         380         156         992
                                                 --------------------------------------------

Net loss .....................................   ($ 5,482)   ($11,998)   ($46,575)   ($30,574)
                                                 ============================================



Net loss per share ...........................   ($  0.09)   ($  0.34)   ($  0.76)   ($  0.89)
                                                 ============================================

Shares used (basic and diluted) ..............     61,546      35,589      61,539      34,186
                                                 ============================================


     (1) Results for 2001 include a reclass of market development funds of $146,000 from sales expenses to revenue.
     (2) Stock based compensation showed a decrease due to work force reduction, which resulted in a $2.7 million cancellation of unvested amortization taken previously.


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



VINA Technologies, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)
(UNAUDITED)
                                          June 30, December 31,
                                          -------  -----------
                                            2002       2001
ASSETS                                             (As restated)
Current Assets:

  Cash, cash equivalents ...............   $10,666   $15,805
  Restricted cash ......................     3,550       500
  Common stock subscription receivable .        --     9,589
  Accounts receivable, net .............     4,997     8,059
  Inventories ..........................     4,062     5,733
  Prepaid expenses and other ...........     2,157     1,562
                                           -----------------

Total current assets ...................    25,432    41,248

Property and equipment, net ............     4,395     5,271
Other assets ...........................       350       356
Goodwill and intangible assets, net ....     2,184    32,089
                                           -----------------

TOTAL ASSETS ...........................   $32,361   $78,964
                                           =================

LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable .....................   $ 4,608   $ 7,798
  Other current liabilities ............     5,667     5,638
  Current debt .........................     3,000        --
                                           -----------------
Total current liabilities ..............    13,275    13,436
Total stockholders' equity .............    19,086    65,528
                                           -----------------
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY   $32,361   $78,964
                                           =================



            The date of this Prospectus Supplement is August 14, 2002



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